Exhibit 99.1

FinVolution Group Raises Guidance for Full Year 2021

SHANGHAI, October 20, 2021 /PRNewswire/ — FinVolution Group (“FinVolution,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced that based on its current assessment of operational and market conditions, the Company has raised its total transaction volume guidance for full year 2021 to a range of RMB130 billion to RMB135 billion, representing a year-on-year increase of 102.8% to 110.6%. The guidance range announced earlier on March 11, 2021 was between RMB100 billion and RMB120 billion.

The raised guidance factored in recent changes in macro environment, coupled with the robust strategy execution in the first half of 2021, reflecting greater confidence in business trends and ability to gain further momentum as the Company continues to accelerate its initiatives in international expansion, facilitation for small business owners and continued investment into technology. Along with the successful execution of acquiring better quality borrowers, the percentage of loans facilitated at or below 24% per annum has further increased to 77% in September 2021.

Mr. Feng Zhang, the Chief Executive Officer of FinVolution, commented, “By continuing to invest in state-of-the-art technology, enhance our sophisticated credit risk management framework and remain nimble and vigilant in our execution, we are well-positioned to support our borrowers and institutional funding partners with outstanding service and products in the unfolding Delta-variant environment of 2021. We remain committed to improving our customer experience, exploring new growth opportunities both domestically and abroad, and ultimately delivering sustainable value to all stakeholders.”

The above forecast is based on the current market conditions and reflects the Company’s current preliminary views and expectations on market and operational conditions, the regulatory and operating environment, as well as customer and institutional investor demands, all of which are subject to change.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About FinVolution Group

FinVolution Group is a leading fintech platform in China and internationally connecting underserved borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of June 30, 2021, the Company had over 130.8 million cumulative registered users.

For more information, please visit: http://ir.finvgroup.com.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200 Ext. 8601

Email: ir@xinye.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

Email: finv@tpg-ir.com

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